SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )

bebe stores, inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

075571208

(CUSIP Number)

BRYANT R. RILEY

B. RILEY FINANCIAL, INC.

21255 Burbank Boulevard, Suite 400

Woodland Hills, California 91367

(818) 884-3737

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 12, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 075571208	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,319,528
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,319,528
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,319,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.45%
14	TYPE OF REPORTING PERSON* HC

CUSIP No. 075571208	13D	Page 3 of 9 Pages

The following constitutes the Schedule 13D filed by the undersigned (this “Schedule 13D”).

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of bebe stores, inc., a California corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 400 Valley Drive, Brisbane, California 94005.

Item 2. Identity and Background.

(a) This statement is filed by B. Riley Financial, Inc., a Delaware corporation (the “Reporting Person”).

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of the Reporting Person. To the best of the Reporting Person’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The address of the principal offices of the Reporting Person is 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367.

(c) The principal business of the Reporting Person is serving as a holding company.

(d) None of the Reporting Person or any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Person or any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired an aggregate of 3,319,528 shares of Common Stock pursuant to the terms of a Debt Conversion and Purchase and Sale Agreement, dated as of January 12, 2018 (the “DCA”), by and among the Reporting Person, the Issuer and The Manny Mashouf Living Trust (the “Mashouf Trust”). The DCA is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Under the terms of the DCA, the Issuer issued 2,819,528 shares of Common Stock to the Reporting Person in exchange for the Reporting Person’s cancelling $16,917,168.40 of indebtedness of the Issuer held by the Reporting Person.

The Reporting Person also purchased 250,000 shares of Common Stock from each of the Issuer and the Mashouf Trust for cash consideration in the aggregate amount of $3,000,000. Such shares of Common Stock were acquired with the working capital of the Reporting Person.

CUSIP No. 075571208	13D	Page 4 of 9 Pages

Item 4. Purpose of Transaction.

Item 3 of this Schedule 13D is hereby incorporated by reference. The Reporting Person acquired the Common Stock with the intention of creating a tax efficient platform to leverage for investments in profitable businesses. The Reporting Person expects the Issuer to generate dividends through the acquisition of cash-generating companies and the utilization of its net operating losses.

(a) Under the DCA, subject to the mutual agreement of the parties, the Reporting Person may purchase up to an additional 500,000 shares from the Mashouf Trust within 45 business days of the date of the DCA for a cash amount per share equal to $6.00.

(d) In connection with the execution of the DCA, the Issuer fixed the size of the board of directors of the Issuer (the “Board”) at five directors and two employees of the Reporting Person, Kenneth Young, the chief executive officer of B. Riley Principal Investments, LLC, a wholly owned subsidiary of the Reporting Person (“BRPI”), and Nick Capuano, the chief investment officer of BRPI, were appointed to the Board following the resignations of two former directors. Additionally, two existing directors on the Board have tendered irrevocable written resignations, effective on the earlier of a notice from the Issuer accepting the resignation of such director or October 1, 2018.

(e) The DCA provides that, unless prohibited by any law or contract, and except as otherwise determined by the unanimous vote of the Board, the Issuer must distribute at least annually to its shareholders, in the form of cash dividends, available cash proceeds received by the Issuer from Brand Holdings LLC, the operating subsidiary of the Issuer of which the Issuer shares equal ownership with Bluestar Alliance, LLC (the “Joint Venture”), as a result of the Issuer’s membership in the Joint Venture, after payment of or reasonable provision for any and all expenses and liabilities of the Issuer, in each case as determined by the Board in its reasonable discretion.

In connection with the NOL Plan (as defined below), the Board declared a dividend of one preferred share purchase right for each outstanding share of Common Stock, payable to stockholders of record as of January 26, 2018, as well as to holders of any Common Stock issued after that date.

(g) As a condition to the closing under the DCA, the Issuer established a tax benefit preservation plan, dated as of January 12, 2018 (the “NOL Plan”), designed to preserve the value and availability of certain net operating losses of the Issuer by reducing the likelihood that the Issuer will experience an “ownership change” as defined under Section 382 of the Internal Revenue Code and related Internal Revenue Services pronouncements. In connection with the DCA, on January 12, 2018, the Issuer submitted to the office of the Secretary of State of the State of California a Certificate of Determination, which established a series of preferred stock, par value $0.001, designated the Series A Junior Participating Preferred Stock of the Issuer (the “Series A Stock”). The NOL Plan is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

(i) The DCA provides that the Issuer will use its reasonable best efforts to deregister the Common Stock under the Exchange Act of 1934 as promptly as practicable.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Person intends to review its investment in the Issuer on a periodic basis and may from time to time engage in discussions with members of the Board or management of the Issuer, stockholders of the Issuer, and others concerning, among other things, the business, operations and future plans of the Issuer, and the Reporting Person’s investment in the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, any trigger or waiver of the NOL Plan, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making proposals concerning strategic alternatives, changes to the capital allocation, capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in this Item 4.

CUSIP No. 075571208	13D	Page 5 of 9 Pages

Item 5. Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported owned by the Reporting Person is based upon 11,270,293 shares of Common Stock issued and outstanding as of January 12, 2018 following the transactions effected pursuant to the DCA.

As of the close of business on January 12, 2018, the Reporting Person beneficially owned directly 3,319,528 shares of Common Stock, constituting approximately 29.45% of the shares of Common Stock outstanding.

(b) The Reporting Person has sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned directly the Reporting Person.

(c) Except as set forth in this Schedule 13D, the Reporting Person has not engaged in any transaction in Common Stock during the past 60 days.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned directly the Reporting Person.

(e) Not applicable.

 Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 3 and Item 4 of this Schedule 13D are hereby incorporated by reference.

The Reporting Person is subject to the terms of that certain letter agreement, dated as of August 27, 2015, by and between B. Riley & Co. LLC, a subsidiary of the Reporting Person that has since merged with FBR Capital Markets & Co., also a subsidiary of the Reporting Person, to form B. Riley FBR, Inc. as a subsidiary of the Reporting Person (such new entity, “BRFBR”), and the Issuer, as amended by an extension letter, dated as of March 15, 2017 (as amended, the “NDA”). The NDA, among other things, requires the specific invitation by the Board (or an independent committee thereof) or the chief executive officer of the Issuer before any affiliate of BRFBR may, at any time prior to the close of business on March 15, 2018, effect, cause or participate in, or in any way assist, facilitate or encourage any other person to effect or seek, offer or propose to effect or participate in, specified activities involving the securities of the Issuer, including any acquisition, tender or exchange offer, merger, recapitalization, liquidation, dissolution or solicitation of proxies. The NDA is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

In connection with the DCA, the Issuer and certain stockholders of the issuer (the Reporting Person, the Mashouf Trust, Manny Mashouf Foundation, The Manny Mashouf Charitable Remainder UniTrust, The Manny Mashouf Charitable Remainder Trust and Manny Mashouf, collectively, the “Investors”) entered into an Investment Agreement, dated as of January 12, 2018 (the “Investment Agreement”), pursuant to which the Investors agreed not to acquire or dispose of Common Stock without the prior written approval of the Board, subject to limited exceptions for estate planning purposes. This agreement was entered into by the Investors in the interest of avoiding an “ownership change” as defined under Section 382 of the Internal Revenue Code in order to preserve the value and availability of the Issuer’s net operating loss carryovers. The Investment Agreement is filed as Exhibit 99.4 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

CUSIP No. 075571208	13D	Page 6 of 9 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Debt Conversion and Purchase and Sale Agreement, dated as of January 12, 2018, by and among B. Riley Financial, Inc., bebe stores, inc. and The Manny Mashouf Living Trust (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by bebe stores, inc. with the Securities and Exchange Commission on January 16, 2018).

99.2	Tax Benefit Preservation Plan, dated as of January 12, 2018, between bebe stores, inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by bebe stores, inc. with the Securities and Exchange Commission on January 16, 2018).

99.3	Letter Agreement, dated as of August 27, 2015, by and between B. Riley & Co. LLC and bebe stores, inc., as amended by the Extension Letter, dated as of March 15, 2017.

99.4	Investor Agreement, dated as of January 12, 2018, by and among B. Riley Financial, Inc., bebe stores, inc., The Manny Mashouf Living Trust, Manny Mashouf Foundation, The Manny Mashouf Charitable Remainder UniTrust, The Manny Mashouf Charitable Remainder Trust and Manny Mashouf (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by bebe stores, inc. with the Securities and Exchange Commission on January 16, 2018).

CUSIP No. 075571208	13D	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2018

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

CUSIP No. 075571208	13D	Page 8 of 9 Pages

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address

Bryant R. Riley, Chairman and Chief Executive Officer	Portfolio Manager of BRC Partners Opportunity Fund, LP, Chief Executive Officer of B. Riley Capital Management, LLC, Chairman & Co-Chief Executive Officer of B. Riley FBR, Inc and Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025

Andrew Gumaer, Chief Executive Officer of Great American Group, LLC and Director	Chief Executive Officer of Great American Group, LLC, a subsidiary of B. Riley Financial, Inc.	21255 Burbank Blvd., Suite 400 Woodland Hills, CA 91367

Thomas J. Kelleher, President and Director	Co-Chief Executive Officer of B. Riley FBR, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025

Robert D’Agostino, Director	President of Q-mation, Inc., a supplier of software solutions	21255 Burbank Blvd., Suite 400 Woodland Hills, CA 91367

Mikel Williams, Director	CEO & Director of privately held Targus International, LLC, supplier of carrying cases and accessories	21255 Burbank Blvd., Suite 400 Woodland Hills, CA 91367

Richard L. Todaro, Director	President of Todaro Capital, an investment management company	21255 Burbank Blvd., Suite 400 Woodland Hills, CA 91367

Todd D. Sims, Director	SVP of Digital Strategy, Anschutz Entertainment Group, Inc., a sports and entertainment company	21255 Burbank Blvd., Suite 400 Woodland Hills, CA 91367

Robert L Antin, Director	Co-Founder, VCA, Inc., an owner and operator of Veterinary care centers & hospitals	21255 Burbank Blvd., Suite 400 Woodland Hills, CA 91367

Michael J. Sheldon, Director	Chairman & CEO of Deutsch North America, a creative agency	21255 Burbank Blvd., Suite 400 Woodland Hills, CA 91367

Gary K. Wunderlich, Jr., Director	CEO of Wunderlich Securities, Inc., a subsidiary of B. Riley Financial, Inc.	6000 Poplar Avenue, Suite 150, Memphis, TN 38119

CUSIP No. 075571208	13D	Page 9 of 9 Pages

Phillip J. Ahn, Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	21255 Burbank Blvd., Suite 400 Woodland Hills, CA 91367

Alan N. Forman, Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 7th Floor, New York, NY 10171

Howard E. Weitzman, Senior Vice President & Chief Accounting Officer	Senior Vice President & Chief Accounting Officer of B. Riley Financial, Inc.	21255 Burbank Blvd., Suite 400 Woodland Hills, CA 91367